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06001857

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 0 6 2006 209 SEC MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 51312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Securities, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Riverside Avenue 2nd Floor

(No. and Street)

Westport, CT 06880

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fishman 203-226-8262

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Rolleri, CPA - Michael J. Knight & Co. CPAs

(Name – *if individual, state last, first, middle name*)

116 Sherman Street Fairfield, CT 06824

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 2/27/06

3/16/06

OATH OR AFFIRMATION

I, David Fishman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Securities, L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT SECURITIES, LLC

Table of Contents

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

REPORT OF INDEPENDENT AUDITOR

To the Members of
Westport Securities, L.L.C.

We have audited the accompanying statements of financial condition of Westport Securities, L.L.C. as of December 31, 2005 and 2004 and the related statements of income and changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Westport Securities, L.L.C. as of December 31, 2005 and 2004, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15(c)3 and 17(a)5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
January 24, 2006

Westport Securities, L.L.C.
Statements of Financial Condition
December 31, 2005 and 2004

ASSETS

	2005	2004
Current assets:		
Cash and equivalents	$ 27,236	$ 26,593
Commissions receivable	11,681	15,240
Related company receivable	17,402	14,809
Total current assets	56,319	56,642
Property and equipment:		
EDP equipment and software	2,820	2,820
Furniture and fixtures	13,231	13,231
Less:accumulated depreciation	(15,645)	(14,807)
Net property and equipment	406	1,244
Other assets:		
Investment in NASD securities	-	17,758
Office lease deposit	12,220	12,220
Total other assets	12,220	29,978
Total assets	$ 68,945	$ 87,864

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statements of Financial Condition
December 31, 2005 and 2004

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
Current liabilities:		
Accounts payable	$ 25,295	$ 23,262
Total current liabilities	25,295	23,262
Members' equity:		
Members' equity	43,650	68,544
Other comprehensive gain (loss)	-	(3,942)
Total members' equity	43,650	64,602
Total liabilities and members' equity	$ 68,945	$ 87,864

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statements of Income and Changes in Members' Equity
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Variable life insurance commissions	$ 53,247	$ 73,287
Group variable commissions	65,035	64,987
Life health and disability insurance commissions	49,809	58,059
529 Plans commissions	4,231	-
Mutual fund commissions	28,823	23,048
Related company supervision fees	154,603	132,953
Total revenues	355,748	352,334
Expenses:		
Accounting	-	477
Bank service charges	-	83
Commissions paid	101,036	97,592
Compliance and regulatory	14,418	12,129
Depreciation	838	2,615
Dues and subscriptions	300	300
Franchise tax	250	-
Licenses and permits	255	250
Miscellaneous	-	65
Shared expenses from related company	154,603	132,953
Total expenses	271,700	246,464
Net operating income	84,048	105,870
Other income:		
Dividend income	2	-
Realized gain from sale of investment	11,056	-
Total other income	11,058	-
Net income	95,106	105,870
Members' equity:		
Beginning members' equity	64,602	67,607
Member distributions	(120,000)	(110,000)
Other comprehensive income (loss)	3,942	1,125
Ending members' equity	$ 43,650	$ 64,602

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows used for operating activities:		
Net income	$95,106	$105,870
Adjustments to reconcile change in net income to cash used for operating activities:		
Depreciation	838	2,615
(Increase) decrease in commissions receivable	3,559	(6,246)
(Increase) decrease in related company receivable	(2,593)	(1,444)
Increase (decrease) in accounts payable	2,033	6,685
Realized gain from sale of investment	(11,056)	
Total adjustments	(7,219)	1,610
Net cash provided from operating activities	87,887	107,480
Cash flows from investing activities:		
Gross proceeds from sale of investment security	32,756	
Net cash used by financing activities	32,756	0
Cash flows from financing activities:		
Member capital distributions	(120,000)	(110,000)
Net cash used by financing activities	(120,000)	(110,000)
Net decrease in cash and cash equivalents	643	(2,520)
Beginning cash and cash equivalents	26,593	29,113
Ending cash and cash equivalents	$27,236	$26,593

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND BACKGROUND

Westport Securities, L.L.C. (the "Company") is a Connecticut Limited Liability Company formed in 1995. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and NASD. The cash basis of reporting is used for reporting income taxes.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At December 31, 2005, the Company had no cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. An allowance for uncollectible accounts is based upon historical write-offs and anticipated future losses. Accounts receivables are applied against the reserve after management has pursued all possible collection actions. As of December 31, 2005, the Company does not believe a reserve is required.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 7 years. MACRS is followed for federal income tax reporting.

Investments – In accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Debt and Equity Securities", securities are classified into three categories: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity, which are those the Company has positive intent and ability to hold to maturity, are reported at amortized cost. Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and are reported as a separate component of members' equity. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Income taxes – The Company is a limited liability company treated as a partnership. Accordingly, in lieu of Federal and state income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

Resnick Investment Advisors, L.L.C. (RIA), an SEC Registered Investment Advisor is a related entity owned by the Company's members. It shares common office space, equipment and personnel with the Company. During the year ended December 31, 2005, the Company reimbursed RIA $154,603 for these shared expenses. As of December 31, 2005, the Company owes RIA $17,402.

The lease for the Company's office is paid for by RIA and is reimbursed via the shared expense arrangement as described above. The Company is the lessee on the office lease. (See Note 4)

The Company supervises investment activities of the RIA. For these services, RIA reimburses the Company. For the year ended December 31, 2005, RIA paid $154,603.

NOTE 4 - LEASE COMMITMENTS

The Company leases its office facility under a ten-year lease arrangement. Under the terms of the lease agreement, the Company will pay $6,611 per month, plus all utilities. The lease expires on February 28, 2007. The future minimum lease payments under the remaining lease term as of December 31, 2005 are as follows:

Year Ended December 31

2006	$79,332
2007	13,222
2008	-
2009	-
2010	-
Thereafter	-
Total	$ 92,554

Resnick Investment Advisors, L.L.C., a related company, pays this lease through a shared expense arrangement as described in Note 3.

NOTE 5 – RULE 15c3-3

Upon formation of the broker/dealer as described in Note 1, the Company will be exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – NET CAPITAL REQUIREMENTS

Upon formation of the broker/dealer as described in Note 1, the Company will be subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $9,733, which exceeded the minimum by $4,733. The Company's net capital ratio was 2.60 to 1.

NOTE 7 – INVESTMENT IN SECURITIES

During 2000, the Company has acquired 1,760 shares of the Nasdaq Stock Market, Inc. common stock via a private placement. During 2002, the shares of this company commenced trading in the over the counter market. The Company classified this security as available-for-sale. During 2005, the Company sold its entire position in the common stock. The gross proceeds from the sale were $32,756. Realized gain from the sale was $11,056. The cost basis of the common stock was $21,700 as determined by the specific identification method. Other comprehensive gains of $14,998 were recorded in 2005 prior to realization of the asset sold.

Westport Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1
For the Year Ended December 31, 2005
Schedule I

Net Capital	
Total members' equity	$43,650
Deduct members' equity not allowable for net capital	0
Total members' equity qualified for net capital	43,650
Deductions/other charges:	
Group annuity receivables	3,889
Related party receivables	17,402
Net property and equipment	406
Other assets	12,220
Total deductions/other charges	33,917
Net capital	$9,733
Aggregate indebtedness	
Accounts payable	$25,295
Total aggregate indebtedness	$25,295
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$4,733
Ratio: Aggregate indebtedness to net capital	2.60

See report of independent auditor.

Westport Securities, L.L.C.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5 (d)(4)
to Annual Audited Financial Statements
For the Year Ended December 31, 2005
Schedule II

Net Capital as reported on 4th Quarter Focus	$9,733
Adjustments from 4th Quarter Focus to Annual Audit	
No adjustments	
Total adjustments	0
Revised Net Capital as reported in the Annual Audit	$9,733

See report of independent auditor.

MICHAEL J. KNIGHT & COMPANY, CPAS

MJK & COMPANY CPAS

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

116 SHERMAN STREET, P.O. BOX 139
FAIRFIELD, CONNECTICUT 06824
TEL.: (203) 259-CPAS (2727)
FAX: (203) 256-CPAS (2727)
TOLL FREE: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Where Ideas Meet Implementation

To the Members of
Westport Securities, L.L.C.
Westport, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Westport Securities, L.L.C. (the Company) for the year ended December 31, 2005, we considered its internal control structure including control activities for safeguarded securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Westport Securities, L.L.C. to achieve all the divisions and duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Members of the Company, the SEC, the National Association of Securities Dealer and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAS
January 24, 2006